UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On November 11, 2019, Compugen Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in the first, fourth (titled “Recent Corporate Highlights”) and fifth (titled “Financial Results”) paragraph, the section titled “Forward-Looking Statement” and the information contained in the table titled “condensed consolidated statements of operations” and the table titled “condensed consolidated balance sheets data” in the press release is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-233001.

Exhibits
Exhibit
Number          Description of Exhibit

99.1	Press Release dated November 11, 2019 – “Compugen Reports Third Quarter 2019 Results”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: November 12, 2019	By:	/s/ Eran Ben Dor_
Eran Ben Dor
General Counsel